EXHIBIT 99.1

Southeast Asia’s First Renewable Hydrogen-Based  Energy Storage and Power Plant Awarded to Hydrogenics

MISSISSAUGA, Ontario, July 21, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or the “Company”), a leading developer and manufacturer of hydrogen generation technology and hydrogen fuel cell power modules, today announced that it, along with Phraram 2 Civil Engineering Co., Ltd. (“PCE”), has been awarded the “Lam Takhong Wind Hydrogen Hybrid Project” by the Electricity Generation Authority of Thailand (“EGAT”). This will be Southeast Asia’s first megawatt-scale project for energy storage; Hydrogenics’ portion is projected to be worth approximately €4.3 million.

The facility, located in the sub-station area of the Lam Takhong Wind Turbine Generation Project, Nakhon Ratchasima Province, Thailand, will consist of Hydrogenics’ ultra-compact 1 MW PEM HyLyzer® electrolyzer, hydrogen storage and a HyPM® fuel cell plant.  PCE, based in Bangkok, will provide the services required to implement the technology supplied by Hydrogenics.

The installation will use the HyLyzer to convert excess electricity from wind to hydrogen during off-peak hours, and this hydrogen will then be used by the HyPM fuel cell plant to generate 300kW of electricity for EGAT’s Learning Center, an energy neutral building, as needed.

“We are pleased to work with the Electricity Generation Authority of Thailand and bring our unique hydrogen technology to this milestone project,” stated Daryl Wilson, Hydrogenics’ CEO and President. “There is great untapped potential for wind and solar energy storage worldwide, and Thailand is leading the path towards sustainability in Southeast Asia. This project once again shows the breadth and depth of Hydrogenics’ energy solutions for a diverse set of applications across the globe.”

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:
Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com